As filed with the Securities and Exchange Commission on October 14, 1999
                                                      Registration No. 333-83199
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1
                                       To
                                    FORM S-3
             Registration Statement Under the Securities Act of 1933

                          BAY VIEW CAPITAL CORPORATION
             (Exact name of registrant as specified in its charter)

           Delaware                                    94-3078031
(State or other jurisdiction
of incorporation or organization)          (I.R.S. Employer Identification No.)

                                                     ROBERT J. FLAX, ESQ.
                                                  Executive Vice President
                                               Bay View Capital Corporation
        1840 Gateway Drive                           1840 Gateway Drive
       San Mateo, CA 94404                           San Mateo, CA 94404
          (650) 312-7200                              (650) 312-7200
(Address, including zip code, and           (Name, address, including zip code,
telephone number, including area code,        and telephone number, area code,
of registrant's principal                      including area code, of agent
executive offices)                                     for service

                  Please send copies of all communications to:

     CHRISTOPHER R. KELLY, P.C.             IRWIN L. GUBMAN, ESQ.           TODD H. BAKER, ESQ.         STANLEY SCHWARTZ, ESQ.
   Silver, Freedman & Taff, L.L.P.             General Counsel          Gibson, Dunn & Crutcher LLP       Orloff, Lowenbach,
  (A Limited Liability Partnership     Imperial Credit Industries, Inc.    One Montgomery Street       Stifelman & Siegel, P.A.
Including Professional Corporations)      23550 Hawthorne Boulevard            Telesis Tower            101 Eisenhower Parkway
     1100 New York Avenue, N.W.             Building 1, Suite 110       San Francisco, CA 94104-4505      Roseland, NJ 07068
      Seventh Floor, East Tower               Torrance, CA 90505               (415) 393-8200               (973) 622-6200
       Washington, D.C. 20005                   (310) 373-1704
           (202) 414-6100


     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check
the following  box.                                                          |_|
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.                                 |_|
     If the Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.                      |_|
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                                       |_|
     If delivery of the  prospectus is expected to be made pursuant to Rule 434,
please check the following box.                                              |_|

                                ---------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


                         Calculation of Registration Fee
===============================================================================================================================
                                                               Proposed maximum        Proposed maximum
      Title of each class of              Amount to             offering price        aggregate offering         Amount of
    securities to be registered         be registered              per unit                  price           registration fee
-------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par                 5,759,733 shares           $14.22(2)               $81,903,404            $7,357(2)
  value(1)
===============================================================================================================================

(1)  Includes one attached common stock purchase right per share.
(2) Estimated solely for the purpose of calculating the registration fee. The registration fee has been computed pursuant to Rule 457(c) based on the average of the high and low sales prices of the common stock, $.01 par value, of Bay View Capital Corporation, as reported on the New York Stock Exchange on October 12, 1999, less the $15,413 filing fee previously paid.


The information in this prospectus is not complete and may be changed. These securities may not sold until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

                                5,008,463 SHARES

                                    BAY VIEW
                              CAPITAL CORPORATION

                                   COMMON STOCK


A stockholder of Bay View Capital Corporation is offering 5,008,463 shares of common stock. We will not receive any of the proceeds for any of the shares sold in this offering, unless the underwriters' over-allotment option is exercised. Our shares are listed on the New York Stock Exchange under the symbol "BVC." The last reported sale price for a share of our common stock on _____, 1999 was $_____ .


      Investing in the shares involves risk. Risk Factors begin on page 12.
                                             Per Share                  Total
Public Offering Price.................. $                       $
Underwriting Discount.................. $                       $
Proceeds to Selling Stockholder........ $                       $

The underwriters have a 30-day option to purchase up to 751,270 additional shares of common stock from us to cover over-allotments, if any.

The shares of common stock offered are not deposits, savings accounts or other obligations of a bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, the Office of the Comptroller of the Currency nor any state securities commission or other regulatory body has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about , 1999.

--------------------------------------------------------------------------------

LEHMAN BROTHERS

         DAIN RAUSCHER WESSELS
              a division of Dain Rauscher Incorporated

                            PAINEWEBBER INCORPORATED

                                              U.S. BANCORP PIPER JAFFRAY


           , 1999

                                EXPLANATORY NOTE

This prospectus will not be used by Bay View Capital Corporation or the selling stockholder until Bay View Capital Corporation's pending acquisition of Franchise Mortgage Acceptance Company is completed. Therefore, most of the non-financial information in the prospectus concerning Bay View Capital Corporation is presented in a manner that assumes the pending acquisition has already been completed.

                                TABLE OF CONTENTS


                                                                         Page
                                                                         ----

         Introductory Matters........................................       2
         Summary.....................................................       3
         Risk Factors................................................      12
         Forward-Looking Information.................................      19
         Use of Proceeds.............................................      20
         Market Prices and Dividends.................................      20
         Capitalization..............................................      21
         Unaudited Pro Forma Condensed Combined Financial Data.......      22
         Management..................................................      27
         Selling Stockholder.........................................      30
         Underwriting................................................      30
         Legal Matters...............................................      32
         Experts.....................................................      32
         Where You Can Find More Information.........................      32



You should rely only on the information incorporated by reference or contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date on the front cover, and the information may have changed since that date.


                              INTRODUCTORY MATTERS

Unless we tell you otherwise, all of the information in this prospectus assumes that the underwriters do not exercise their over-allotment option. References to "we," "our" and "Bay View" generally refer to Bay View Capital Corporation and its subsidiaries on a consolidated basis, unless the context otherwise requires.

                                     SUMMARY

THE ITEMS IN THE FOLLOWING SUMMARY ARE DESCRIBED IN MORE DETAIL LATER IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. THIS SUMMARY PROVIDES AN OVERVIEW OF SELECTED INFORMATION AND DOES NOT CONTAIN ALL OF THE INFORMATION YOU SHOULD CONSIDER. THEREFORE, YOU SHOULD ALSO READ THE MORE DETAILED INFORMATION SET OUT IN THIS PROSPECTUS, THE FINANCIAL STATEMENTS AND THE OTHER INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

BUSINESS OF BAY VIEW CAPITAL CORPORATION

Bay View is a diversified financial services holding company. Our primary subsidiary is Bay View Bank, N.A., a national bank with 57 branches serving the San Francisco Bay area and one branch in southern California. Bay View Bank currently has the largest deposit franchise of any bank exclusively serving the San Francisco Bay area. As of June 30, 1999, we had $5.9 billion of total assets, $4.5 billion of net loans and leases, $3.3 billion of deposits and stockholders' equity of $381 million.

For most of its history, Bay View Bank operated as a traditional savings and loan, specializing in the origination and retention of single-family and multi-family first mortgage loans, funded by longer-term, relatively high-cost certificates of deposit. During the latter half of 1995, we began a series of initiatives designed to enhance the value of our business and recruited a new management team with significant commercial banking experience. Since that time, we have been transitioning our business by emphasizing commercial banking activities. In January 1998, we acquired America First Eureka Holdings, Inc. and its wholly owned subsidiary, EurekaBank, a savings bank with approximately $2.3 billion in total assets as of December 31, 1997. We then merged EurekaBank with Bay View Bank, which significantly expanded our banking and depository presence in the San Francisco Bay area and allowed us to realize operational efficiencies. On March 1, 1999, Bay View Bank formalized its transformation to a commercial banking entity by converting from a federal stock savings bank to a national bank.

As discussed below, on November 1, 1999, we acquired Franchise Mortgage Acceptance Company, or FMAC, one of the nation's leading small business lenders specializing in franchise concept loans. Eighty-five percent of the purchase price was paid in approximately 13.9 million shares of our common stock and the remaining 15% was paid in approximately $53.3 million in cash, including payments for acquisition and other closing costs. The transaction was valued at approximately $ million on the date of closing. For further information about our acquisition of FMAC, see "-- Recent Developments" below.

MISSION/STRATEGIES

Our mission is to build a diversified financial services company by investing in niche banking businesses with risk-adjusted returns which enhance our stockholder value. Our strategies center around our continued transition to commercial banking activities and the expected expansion of our net interest margin. In order to realize our goals, our management seeks to:

     o    replace    lower-yielding    single-family    mortgage    loans    and
          mortgage-backed securities on our balance sheet with consumer and commercial loans and leases with higher risk-adjusted returns, shorter maturities and less sensitivity to interest rate changes;

     o enhance and expand Bay View Bank's deposit base by emphasizing lower-cost transaction accounts, including commercial and small business checking accounts, instead of higher-cost certificates of deposit combined with selected branch acquisitions;

     o redeploy our excess capital in businesses intended to generate assets with higher risk-adjusted returns than those typically provided by mortgage loans and mortgage-backed securities; and

     o maintain our capital level at or above the "well-capitalized" level as defined for bank regulatory purposes.

BUSINESS PLATFORMS

At December 31, 1998, we reported on three business platforms: a Banking Platform, a Consumer Platform and a Commercial Platform. The Banking Platform included single-family, multi-family and commercial mortgage loans, mortgage-backed securities and retail and business deposit products and services. The Consumer Platform included motor vehicle loans and leases and home equity loans. The Commercial Platform included asset-based lending, factoring and commercial leasing activities. Effective January 1, 1999, we expanded our business platforms to four in order to facilitate a more effective presentation and analysis of our different business activities. Our current platforms are outlined below.

Our BANKING PLATFORM includes single-family, multi-family and commercial mortgage loans, mortgage-backed securities, retail and business deposit products and services and asset-based commercial loan participations. The Banking Platform also includes loans to small and medium-sized businesses (primarily franchise operators) purchased from FMAC. We expect to present our franchise lending activities as a separate business platform in future periods. Through our Banking Platform, we seek to enhance the value of our retail branch system through internal growth, new and enhanced products and services, acquisitions and purchases of deposits. The Banking Platform also seeks to increase lower-cost transaction accounts, such as checking, savings and money market accounts, as a source of funding for our overall business. Transaction accounts represented 53.5% of our total retail deposits as of June 30, 1999, as compared to 21.3% as of December 31, 1995, an increase which has contributed to our declining cost of funds. As of June 30, 1999, the Banking Platform had loans outstanding of $3.1 billion, representing 68.9% of our total gross loan and lease portfolio, including $487.1 million of franchise loans purchased from FMAC.

Our HOME EQUITY PLATFORM includes high loan-to-value home equity loans that we purchase from other lenders and home equity loans and lines of credit originated by our branch network. Home equity loans are secured by a lien, which is generally junior in priority to a senior lien on the borrower's home. High loan-to-value home equity loans that we purchase may have, when added to existing senior lien balances, a post-funding combined loan-to-value ratio of up to 125% of the value of the home securing the loan. Home equity loans that we originate generally have a combined loan-to-value ratio of 80% or less. At June 30, 1999, the combined loan-to-value ratio for our high loan-to-value home equity loan portfolio was approximately 115%. We seek to minimize the risk of high loan-to-value home equity loans by focusing on loans to better quality borrowers. Our underwriting standards for high loan-to-value home equity loans focus on the borrower's ability to repay, as demonstrated by debt-to-income ratios at the time of origination, as well as the borrower's willingness to repay, as measured by Fair, Isaac & Company, Incorporated, or FICO, scores. At June 30, 1999, our high loan-to-value home equity loan portfolio had an average borrower debt-to-income ratio of approximately 39% and an average FICO score of approximately 670. At June 30, 1999, the Home Equity Platform had loans outstanding of $619.1 million, representing 13.9% of our total gross loan and lease portfolio, of which $465.5 million, or 10.5% of our total gross loan and lease portfolio, were high loan-to-value home equity loans.

Our AUTO PLATFORM includes high-quality, fixed-rate motor vehicle loans and leases purchased and underwritten by Bay View Bank's wholly owned subsidiary, Bay View Acceptance Corporation. Through our Auto Platform, we seek to identify product niches which are not the primary focus of traditional competitors in the auto lending area. For example, we offer motor vehicle loans to borrowers who desire a higher loan amount and/or a longer term than is typically available from other sources. In return for this flexibility, we charge borrowers higher interest rates than those typically offered by traditional sources of motor vehicle financing. We also pursue geographic and product niches in our conventional auto loan and auto lease financing businesses. The motor vehicle loans generated by our Auto Platform during the first six months of 1999 had an average FICO score of 719 and the operating leased assets generated by our Auto Platform during the first six months of 1999 had an average FICO score of 734. At June 30, 1999, the Auto Platform had motor vehicle loans outstanding of $638.8 million, representing 14.4% of our total gross loan and lease portfolio. Additionally, the Auto Platform had $338.8 million in operating leased assets at June 30, 1999.

Our COMMERCIAL PLATFORM includes the asset-based lending, factoring and commercial leasing activities of Bay View Bank's wholly owned subsidiary, Bay View Commercial Finance Group. In December 1997, the Commercial Platform was expanded by the formation of a new asset-based lending group known as Bay View Financial Corporation. We added personnel with significant industry experience, relocated our asset-based lending business to southern California, one of the top asset-based lending markets in the country, and added new and enhanced products to the asset-based lending segment's product array. As of June 30, 1999, the Commercial Platform had loans and leases outstanding of $124.8 million, representing 2.8% of our total gross loan and lease portfolio. The Commercial Platform also originates asset-based commercial participation loans for the Banking Platform. These loans totaled $54.1 million at June 30, 1999.

RECENT DEVELOPMENTS

ACQUISITION OF FMAC. On November 1, 1999, we acquired FMAC, one of the nation's leading small business lenders specializing in franchise concept loans. We paid approximately 13.9 million shares of our common stock and $53.3 million in cash to acquire FMAC, including payments for acquisition and other closing costs. In addition to these amounts, we remain obligated to pay the former shareholders of Bankers Mutual, which was acquired by FMAC in April 1998, up to $22.5 million in cash under the "earn-out" agreement between Bankers Mutual and FMAC if Bankers Mutual meets certain performance targets. We contributed substantially all of FMAC's assets and liabilities to new operating subsidiaries of Bay View Bank, which are operating the FMAC businesses under the "Franchise Mortgage Acceptance Company" and "Bankers Mutual" names. The acquisition provides us with a new business platform focused on lending to franchised quick-service restaurants, such as Burger King, Wendy's, Pizza Hut and KFC, and casual dining restaurants, such as TGI Friday's, Applebees and Denny's. The acquisition also provides us with established lending groups focused on branded retail energy businesses, such as service stations, convenience stores, truck stops, car washes and quick lube businesses, and funeral home and cemetery owners. In addition, Bankers Mutual is one of the nation's leading multi-family lenders and we expect to continue to expand that business.

We  believe  that  the   acquisition  of  FMAC  will  accelerate  the  strategic
transformation of our balance sheet by allowing us to:

     o replace more of our single-family mortgage and multi-family assets with franchise loans with higher risk-adjusted yields;

     o    use our deposit base to reduce FMAC's historical funding costs;

     o increase our interest income by reducing FMAC's historical dependency on securitizations by retaining a portion of their franchise loan originations; and

     o use FMAC's loan originations to diversify our loan products and geographic concentration.

FMAC originated $2.1 billion in loans during the year ended December 31, 1998, of which $1.2 billion were franchise loans and $900 million were multi-family loans. FMAC originated $909 million in loans during the first six months of 1999, of which $573 million were franchise loans and $336 million were multi-family loans. The average initial borrower loan balance of franchise loans originated was $3.6 million during 1998 and $4.8 million during the first six months of 1999. Historically, substantially all of FMAC's loan originations were securitized or sold. FMAC has historically controlled its loss exposure through lending to experienced operators, detailed industry knowledge, relationships with both franchisors and franchisees system-wide, active oversight of its existing servicing portfolio, strict underwriting criteria and its ability to attract qualified replacement franchisees/borrowers to assume delinquent loans. At June 30, 1999, its servicing portfolio totaled $6.0 billion, of which $3.0 billion were commercial franchise loans and $3.0 billion were multi-family loans. FMAC's business is, however, subject to a number of risks, including those described on page 17 under the caption "Risks Related to the Acquisition of FMAC." At June 30, 1999, FMAC had total assets of $683 million and stockholders' equity of $146 million.

BRANCH PURCHASES. On September 25, 1999, we purchased two branches representing approximately $117 million in deposits from Luther Burbank Savings and paid a 5.25% deposit premium. These new branches in Mill Valley and Novato, California increased our market share ranking in Marin County from tenth to sixth.

SUBORDINATED NOTES OFFERING. On August 18, 1999, Bay View Bank issued $50 million of 10% subordinated notes due 2009. The proceeds from the subordinated notes are being used for general corporate purposes, including, among other things, the payment of dividends to Bay View to partially fund our acquisition of FMAC. The subordinated notes qualify as Tier 2 capital for regulatory purposes.

OFFICE LOCATION

Our principal executive offices are located at 1840 Gateway Drive, San Mateo, California 94404 and our telephone number is (650) 312-7200.

THE OFFERING


Common stock offered by the selling stockholder.......5,008,463 shares
Common stock outstanding after the offering...........32,553,000 shares(1)
Offering price........................................      per share
Use of proceeds.......................................We will not receive any of the proceeds from the sale of the shares  being  offered by the  selling  stockholder.  In the
                                                      event  that  the  underwriters   exercise  their  option  to
                                                      purchase  additional shares of common stock from us, we will use  any  net  proceeds  from  that  sale  for  our  general corporate  purposes.  We  may  also  use  the  proceeds  for acquisitions  of  complementary  businesses.
New York Stock Exchange symbol........................BVC

---------------

(1) Excludes _________ shares of common stock which may be issued under stock options outstanding at _______, 1999 with a weighted average exercise price of $_____ per share.


SUMMARY CONSOLIDATED FINANCIAL DATA OF BAY VIEW

The following financial information is derived in part from our audited financial statements for 1994 through 1998. The information at or for the six-month periods ended June 30, 1999 and 1998 is unaudited and was derived from our unaudited consolidated quarterly financial statements. However, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation at such dates and for such periods have been made. The results of operations for the six-month period ended June 30, 1999 are not necessarily indicative of results that may be expected for the full fiscal year. All information is presented in accordance with generally accepted accounting principles, or GAAP. The per common share data has been restated to reflect the issuance of stock dividends. The information is only a summary and you should read it in conjunction with our historical financial statements and related notes contained in the annual reports and other information that we have filed with the SEC. This historical financial information has also been incorporated into this prospectus by reference. We have listed the documents that we incorporate by reference under the heading "Where You Can Find More Information."


                                      At or For the Six
                                        Months Ended
                                          June 30,                      At or For the Year Ended December 31,
                                  -----------------------------------------------------------------------------------------
                                      1999          1998         1998         1997        1996        1995          1994
                                  -----------------------------------------------------------------------------------------
Statement of Financial                                  (Dollars In Thousands, Except Per Share Amounts)
 Condition Data(1):
Total assets....................   $5,903,328    $5,720,109   $5,596,232  $3,246,476   $3,300,262  $3,004,496    $3,166,529
Mortgage-backed
    securities..................      614,145       770,977      635,389     470,261      577,613     731,378       921,680
Loans and leases, net...........    4,473,587     4,387,974    4,191,269   2,373,113    2,474,717   2,062,268     2,054,563
Deposits........................    3,346,875     3,313,765    3,269,637   1,677,135    1,763,967   1,819,840     1,707,376
Borrowings......................    2,055,264     1,986,356    1,833,116   1,355,976    1,245,537     941,465     1,219,958
Capital securities..............       90,000            --       90,000          --           --          --            --
Stockholders' equity............      381,054       393,902      377,811     173,627      200,062     207,977       217,315

Operating Data(1)(2):
Interest income.................      202,737       199,413      406,363     242,244      241,755     216,463       197,326
Interest expense................     (119,208)     (124,135)    (251,762)   (154,908)    (160,773)   (160,547)     (130,401)
                                  -----------  ------------   ----------  ----------  -----------  ----------   -----------
Net interest income.............       83,529        75,278      154,601      87,336       80,982      55,916        66,925
Provision for losses on
    loans and leases............      (12,111)       (2,360)      (9,114)     (1,952)      (1,898)     (4,284)       (2,367)
Gain (loss) on sale of
    loans and securities........           --           419        1,060         925       (1,453)     (2,510)       (1,081)
Leasing income..................       22,752         1,052       11,341          --           --          --            --
Other noninterest income........       11,330         8,860       18,671      11,830       10,017       8,652         8,619
General and administrative
    expenses....................      (52,035)      (56,972)    (113,567)    (71,913)     (58,955)    (57,016)      (47,287)
Dividend expense on Capital
    securities..................       (4,469)           --         (244)         --           --          --            --
Leasing expense.................      (15,619)         (708)      (7,682)         --           --          --            --
SAIF recapitalization
    assessment..................           --            --           --          --      (11,750)         --            --
Income from real estate
owned, net......................           40            78          181         543        4,806       1,081            95



                                      At or For the Six
                                        Months Ended
                                          June 30,                      At or For the Year Ended December 31,
                                  -----------------------------------------------------------------------------------------
                                      1999         1998        1998         1997        1996        1995          1994
                                  -----------------------------------------------------------------------------------------
Operating Data(1)(2):
Recovery of (provision
    for) losses on real
    estate......................   $    (17)     $    108    $     59    $    585   $     103     $  (749)   $   (145)
Amortization of
    intangible assets...........     (5,787)       (5,611)    (11,372)     (4,088)     (2,606)     (3,944)     (2,418)
                                   --------      --------    --------    --------   ---------     -------    --------
Income (loss) before income
    tax expense/benefit.........     27,613        20,144      43,934      23,266      19,246      (2,854)     22,341
Income tax (expense)
    benefit.....................    (12,944)       (9,850)    (21,215)     (9,245)     (8,277)        708      (7,828)
Extraordinary items, net
    of tax......................        --            --          --          --          --       (2,544)        --
                                   --------      --------    --------    --------   ---------     -------    -------
Net income (loss)...............   $ 14,669      $ 10,294    $ 22,719    $ 14,021   $  10,969     $(4,690)   $ 14,513
                                   ========      ========    ========    ========   =========     =======    ========

Earnings (loss) per diluted share:
     Income (loss) before
       extraordinary items......      $0.77         $0.50       $1.12       $1.06       $0.79     $(0.15)       $1.01
     Net income (loss)..........       0.77          0.50        1.12        1.06        0.79      (0.32)        1.01

Other Data(1)(2):
Net interest margin(3)..........      3.22%         2.98%       3.03%       2.86%       2.57%       1.86%       2.34%
Efficiency ratio(4).............      52.34         67.37       63.88       71.85       64.79       88.30       62.60
Return on average assets(5).....       0.52          0.38        0.41        0.45        0.34      (0.15)        0.49
Return on average equity(5).....       7.73          5.29        5.87        7.32        5.39      (2.11)        6.79
Ratio of total equity to               6.45          6.89        6.75        5.35        6.06        6.92        6.86
    total assets(6).............
Book value per share(7).........     $20.40        $19.43      $19.77      $14.38      $14.98      $14.65      $15.16
Dividend payout ratio(8)........     26.21%        39.51%      35.57%      30.53%      38.61%    (93.75)%      29.70%
Nonperforming assets(9).........   $ 15,069      $ 20,805    $ 18,020    $ 15,766   $  24,310     $38,811     $50,577
     Ratio to total assets......      0.26%         0.36%       0.32%       0.49%       0.74%      1.29%        1.60%
Troubled debt
    restructurings(10)..........   $    769      $    805    $    777    $    731   $     509     $15,641     $13,948
     Ratio to total assets......      0.01%         0.01%       0.01%       0.02%       0.02%       0.52%       0.44%

---------------------

(1) Includes the acquisitions of Bay View Credit, effective June 1, 1996; Bay View Commercial Finance Group, effective April 1, 1997; Ultra Funding, effective October 1, 1997; and America First Eureka Holdings, Inc., effective January 2, 1998.
(2) You should also review our non-GAAP performance measures contained in our historical financial information, which is incorporated into this prospectus by reference, for further discussion of net income (loss), net interest margin, return on average assets, and return on average equity.
(3)  Defined as net interest income divided by average interest-earning assets.
(4) Calculated by dividing general and administrative expenses by operating revenues, defined as net interest income, loan fees and charges, the excess of leasing-related rental income over leasing-related depreciation expense, and other noninterest income, excluding securities gains and losses.
(5) Calculated by dividing net income (loss) by average assets and average equity, respectively. In calculating these ratios, net income for the six months ended June 30, 1999 and June 30, 1998 has been annualized.
(6)  Calculated by dividing total equity by total assets.
(7)  Calculated by dividing total equity by total common shares outstanding.
(8)  Calculated by dividing dividends declared by net income (loss).
(9) Defined as nonaccrual loans, real estate owned through foreclosure and other repossessed assets. Nonaccrual loans are defined as loans 90 days or more delinquent as to principal and interest payments (unless both are well secured and in the process of collection) and loans less than 90 days delinquent designated as nonperforming when we determine that the full collection of principal and/or interest is doubtful.
(10) Defined as loans that have been modified (due to borrower financial difficulties) to allow a stated interest rate and/or a monthly payment lower than those prevailing in the market.

Summary Consolidated Financial Data of FMAC

The following financial information is derived in part from FMAC's audited financial statements for 1994 through 1998. The information at or for the six-month periods ended June 30, 1999 and 1998 is unaudited and was derived from FMAC's unaudited consolidated quarterly financial statements. However, in the opinion of FMAC's management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation at such dates and for such periods have been made. The results of operations for the six-month period ended June 30, 1999 are not necessarily indicative of results that may be expected for the full fiscal year. All information is presented in accordance with GAAP. The information is only a summary and you should read it in conjunction with FMAC's historical financial statements and related notes contained in the annual reports and other information that FMAC has filed with the SEC. This historical financial information has also been incorporated into this prospectus by reference. We have listed the documents that we incorporate by reference under the heading "Where You Can Find More Information."


                                             At June 30,                      At December 31,               Predecessor
                                      ---------------------------------------------------------------------------------
                                         1999         1998       1998       1997(1)    1996(1)    1995(1)      1994(1)
                                      ---------------------------------------------------------------------------------
                                                                       (In Thousands, Except Per Share Amounts)
Statement of Financial Condition
Data(2):
Cash and cash equivalents...........  $  21,496     $  6,093  $  33,425    $  7,335   $     --   $     --     $     102
Securities available for sale.......     14,388        2,255     16,818      22,870     39,349         --         9,541
Loans and leases held for sale......    352,496      591,254    325,727     343,200     98,915    181,254            --
Loans and leases held for               138,776           --    162,928          --         --         --            --
   investment.......................
Retained interest in loan
  securitizations...................     28,938       22,668     29,952      21,652      6,908         --            --
Servicing rights....................     34,132       24,682     29,905       2,213         --         --            --
Goodwill............................     48,735       38,758     37,353       4,315      4,332      4,226            --
Accrued interest receivable.........      1,942        9,530      2,587       2,758        560      1,108           138
Other assets........................     42,311       21,863     37,619      17,889     10,112      2,460           467
                                     ----------     --------  ---------    --------   --------   --------     ---------
Total assets........................    683,214      717,103    676,314     422,232    160,176    189,048        10,248

Overdraft ..........................         --           --         --          --        171        445            --
Payable to Imperial Credit
  Industries, Inc...................         --           --         --          --     17,728         --            --
Borrowings..........................    496,035      505,769    483,763     256,220    125,240    181,632        13,548
Deferred income taxes...............     16,402       26,714     18,045      14,160         --         --            --
Other liabilities...................     26,027       29,035     27,801      13,430      2,580      3,198         1,543
                                     ----------     --------  ---------    --------   --------   --------     ---------
Total liabilities...................    538,464      561,518    529,609     283,810    145,719    185,275        15,091

Minority interest in subsidiary.....       (897)         110        (8)          --         --         --            --
Members' equity (deficit)...........         --           --         --          --   $ 14,457   $  3,773      $ (4,843)
Total stockholders' equity..........   $145,647     $155,475   $146,713    $138,422         --         --            --


                                                                                                                    Predecessor
                                                                                                  Six        -----------------------
                                                                                                 Months         Six          Year
                                                                                                 Ended         Months        Ended
                                          Six Months Ended                Year Ended            December       Ended        December
                                              June 30,                   December 31,             31,         June 30,        31,
                                       --------------------------------------------------------------------------------------------
                                           1999      1998     1998(4)    1997(1)   1996(1)    1995(1)        1995(1)        1994(1)
                                       --------------------------------------------------------------------------------------------
Operating Data(2):
Revenues:
Gain on sale of loans and leases(3)...   $18,368    $39,238  $ 40,146    $52,117   $18,671    $    --        $   --          $4,052
Net interest income...................     6,787      8,079    17,119      5,156     1,641        239           154              37
Loan servicing income.................    11,798      5,868    18,507      3,314     1,191        349           326             306
Trading income(3).....................     3,463         --        --         --        --         --            --              --
Insurance services income.............     1,320         --        --         --        --         --            --              --
Loss on transfer of loans to held
    for investment....................        --         --    (8,845)        --        --         --            --              --
Other income (loss)...................    (1,520)       579       650       (111)       63        --            --               68
                                        --------    -------  --------    --------  -------    -------     ---------       ---------
Total revenues........................    40,216     53,764    67,577     60,476    21,566        588           480           4,463
                                        --------    -------  --------    -------   -------    -------     ---------         -------

Expenses:
Personnel.............................    16,797     13,181    26,306     13,636     8,270        356           931           1,723
General and administrative............    24,501     11,071    27,460     11,119     3,972        891         1,460           3,468
                                        --------    -------  --------    -------   -------    -------      --------         -------
Total expenses........................    41,298     24,252    53,766     24,755    12,242      1,247         2,391           5,191
                                        --------    -------  --------    -------   -------    -------      --------         -------

Income (loss) before income taxes
    and minority interest in
    subsidiary........................    (1,082)    29,512    13,811     35,721     9,324       (659)       (1,911)           (728)
Minority interest in subsidiary.......      (889)       110        (8)        --        --         --            --              --
Income tax expense (benefit)..........       (77)    12,349     5,528     15,001        --         --            --              --
                                        --------    -------  --------    -------   -------    -------     ---------         -------
Net income (loss).....................      (116)   $17,053  $  8,291    $20,720   $ 9,324    $  (659)      $(1,911)        $  (728)
                                        ========    =======  ========    =======   =======    =======       =======         =======

Basic income per share................  $   0.00    $  0.59  $   0.29    $  0.91
                                        ========    =======  ========    =======
Diluted income per share..............  $   0.00    $  0.59  $   0.29    $  0.91
                                        ========    =======  ========    =======
Weighted-average basic shares
    outstanding.......................    28,757     28,716    28,716     22,670
                                        ========    =======  ========    =======
Weighted-average diluted shares
    outstanding.......................    28,757     28,762    28,976     22,670
                                        ========    =======  ========    =======
---------------

(1) From July 1, 1995 through November 18, 1997, FMAC qualified to be treated as a limited liability company, which is similar to a partnership, for federal and state income tax purposes. As a result of terminating FMAC's limited liability company status upon completion of its initial public offering, FMAC was required to record a one-time non-cash charge of $11.0 million against historical earnings for deferred income taxes. This charge occurred in the quarter ended December 31, 1997 and the year ended December 31, 1997. The selected balance sheet information at December 31, 1994 and the selected results of operations for the year ended December 31, 1994 and for the six months ended March 31, 1995 represent FMAC's predecessor entity.
(2)  Includes the acquisition of Bankers Mutual effective April 1, 1998.
(3) Gain on sale for the years ended December 31, 1998, 1997 and 1996 includes $35.3 million, $56.2 million and $11.5 million of cash gains before hedge gains (losses) of ($34.0) million, ($5.1) million and $0.4 million, of which $13.4 million, $6.6 million and $7.8 million, respectively, represented loan fees. The gain on sale of loans for the December 1995 securitization was not recognized until the first quarter of 1996. Gain on sale for the six months ended June 30, 1999 and 1998 includes $18.4 million and $38.2 million of cash gains before hedge losses of $2.9 million for the six months ended June 30, 1998, of which $3.6 million and $6.7 million, respectively, represented loan fees. Prior to December 31, 1998, FMAC deferred its hedge gains and losses and recorded them as an addition or reduction to the gain on sale. Effective January 1, 1999, trading income is recorded directly through operations as FMAC's financial instruments used to hedge its loans and leases are classified as trading.
(4) Includes $34.0 million in hedge losses incurred primarily during the third and fourth quarters of 1998.

                                       10

Summary Unaudited Pro Forma Condensed Combined Financial Data
(In Thousands, Except Per Share Data)

The following summary unaudited pro forma condensed combined financial data has been prepared to illustrate the effect on our historical financial condition and results of operations of the acquisition of FMAC, which was accounted for under the purchase method of accounting, and the issuance of $50 million in subordinated notes by Bay View Bank in August 1999. See "-- Recent Developments." The pro forma operating data for the year ended December 31, 1998 and for the six months ended June 30, 1999 assume that both the merger and the issuance of the subordinated notes occurred as of January 1, 1998. The pro forma financial condition data is as of June 30, 1999.

We incurred underwriting and other costs in connection with Bay View Bank's issuance of the subordinated notes which were capitalized, and post-combination integration costs as a result of the merger with FMAC which were expensed and which are not reflected in the pro forma information. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, is not necessarily indicative of the results of operations which would have occurred had Bay View and FMAC constituted a single entity since January 1, 1998, and does not attempt to predict or suggest future results.

The information in the following table is based on the historical financial information that is presented in our prior filings with the SEC. We have incorporated this material into this document by reference. See "Unaudited Pro Forma Condensed Combined Financial Data" and "Where You Can Find More Information."


                                                       Six Months                      Year Ended
                                                  Ended June 30, 1999             December 31, 1998(1)
                                                  ----------------------       --------------------------
Pro Forma Operating Data:
Interest income...................................        $209,730                      $437,277
Interest expense..................................         126,268                       279,267
                                                          --------                      --------
Net interest income...............................          83,462                       158,010
Provision for losses on loans and leases..........          22,320                        11,758
                                                          --------                      --------
Net interest income after provision for losses....          61,142                       146,252
Noninterest income................................          67,511                        81,530
Noninterest expense...............................         113,247                       193,342
                                                          --------                      --------
Income before income tax expense and minority
  interest in subsidiary..........................          15,406                        34,440
Minority interest in subsidiary...................            (889)                          (8)
Income tax expense................................          10,033                        21,074
                                                          --------                      --------
   Net income.....................................        $  6,262                      $ 13,374
                                                          ========                      ========

Basic earnings per share..........................           $0.19                         $0.39
                                                             =====                         =====
Diluted earnings per share........................           $0.19                         $0.39
                                                             =====                         =====

Weighted-average basic shares outstanding.........          32,822                        33,904
                                                          ========                      ========
Weighted-average diluted shares outstanding.......          32,972                        34,204
                                                          ========                      ========
---------------

(1) FMAC's historical results for the year ended December 31, 1998 included $34.0 million in hedge losses incurred primarily during the third and fourth quarters of 1998.


                                  RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus, as well as the other documents incorporated by reference.

Risks Related to Bay View's Current Business Activities

As we continue to transition our business to commercial banking activities, a gradual increase in our consolidated credit risk is likely to occur, which means that there is a greater risk that borrowers will be unable to repay their loans from us or make all required lease payments to us. Borrower defaults resulting in losses in excess of our allowance for loan and lease losses could have a material adverse effect on our business, profitability and financial condition.

Our business strategy centers around our continued transition to commercial banking activities and the anticipated increase of our net interest margin. In order to realize this objective, one of our main strategies is to replace lower-yielding single-family mortgage loans and mortgage-backed securities with consumer and commercial loans and leases with higher risk-adjusted returns, shorter maturities and less sensitivity to interest rate fluctuations. These assets are funded with our low cost deposit base. As this process takes place, a gradual increase in our consolidated credit risk is likely to occur, which means that there is a greater risk that borrowers will be unable to repay their loans from us or make all required lease payments to us. Borrower defaults resulting in losses in excess of our allowance for loan and lease losses could have a material adverse effect on our business, profitability and financial condition.

Single-Family Mortgage Loans. Single-family mortgage loans still comprise the largest component of our loan and lease portfolio and are secured primarily by properties located in northern California. Our concentration of these loans results in lower yields and lower profitability for us. These loans are generally made on the basis of the borrower's ability to make repayments from his or her employment and the value of the property securing the loan. Despite our decision to discontinue the origination of single-family mortgage loans in 1996, our exposure to these lower-yielding, and relatively low risk assets, has actually increased to approximately $1.2 billion, or 26.6% of our total gross loan and lease portfolio, at June 30, 1999 from $551 million, or 22.9%, at December 31, 1997, primarily due to the acquisition of EurekaBank.

Multi-Family Mortgage and Commercial Real Estate Loans. Multi-family mortgage and commercial real estate loans are generally considered to be riskier than single-family mortgage loans because multi-family mortgage and commercial real estate loans typically have larger balances to a single borrower or group of related borrowers. In addition, the borrower's ability to repay multi-family mortgage and commercial real estate loans typically depends upon the successful operation of the property or business conducted on the property securing the loan as opposed to a desire by the borrower to continue to occupy the residence on the property securing the loan. These loans may therefore be more adversely affected by conditions in the real estate markets or in the economy generally. For example, if the cash flow from the project is reduced due to leases not being obtained or renewed, the borrower's ability to repay the loan may be impaired. Multi-family mortgage and commercial real estate loans totaled $1.3 billion, or 29.6% of our total gross loan and lease portfolio, at June 30, 1999, including $450 million in multi-family loans which were subsequently sold in July 1999. These loans represent our second largest loan concentration and are also primarily secured by properties located in northern California.

Motor Vehicle Loans and Leases. Because our primary focus for motor vehicle loans and leases is on the credit quality of the customer rather than the value of the collateral, the collectibility of a motor vehicle loan or lease is more likely than a single-family first mortgage loan to be affected by adverse personal circumstances. We rely on the borrower's continuing financial stability, rather than on the value of the vehicle, for the repayment of a motor vehicle loan and for payment of all required amounts under a motor vehicle lease. Because motor vehicles usually rapidly depreciate in value, it is unlikely that a repossessed vehicle will cover repayment of the outstanding loan balance or unpaid amounts under the terms of the lease.

In one particular niche that we operate, the typical motor vehicle loan customer desires a longer term and/or higher relative loan amount than is offered by many automobile financing sources. We have therefore been able to charge interest rates of 200 to 300 basis points over the rates typically offered by traditional sources of motor vehicle financing such as banks and captive finance companies. The higher interest rate and longer maturity of the loans increases the risk that the borrower will be unable to repay the loan.

We retain a residual interest in our motor vehicle-related operating leased assets. The estimated fair market value of the motor vehicle at the end of the contract term of the lease, if any, is reflected as an asset on our balance sheet over the contract term of the lease. At June 30, 1999, the residual values related to our motor vehicle-related operating leases totaled $206.8 million. Our profitability depends, to some degree, upon our ability to realize these residual values. Realization of residual values depends on many factors, several of which are outside our control, including general market conditions at the time of expiration of the lease, whether there has been unusual wear and tear on, or use of, the motor vehicle and the cost of a comparable new motor vehicle. If, upon the expiration of a lease, we sell or refinance the underlying motor vehicle and the amount realized is less than the recorded value of the residual interest in the motor vehicle, we will recognize a loss reflecting the difference. If we fail to realize our aggregate recorded residual values, our financial condition and profitability could be adversely affected.

At June 30, 1999, motor vehicle loans totaled $638.8 million, which was approximately 14.4% of our total gross loan and lease portfolio. Additionally, operating leased assets totaled $338.8 million at June 30, 1999.

Home Equity Loans. High loan-to-value home equity loans are subject to increased risk of delinquency and default as compared to single-family first mortgage loans. High loan-to-value home equity loans, which totaled $465.5 million as of June 30, 1999, are secured by a lien, generally junior in priority to a senior lien on the borrower's home. High loan-to-value home equity loans may have, when added to existing senior lien balances, a post-funding combined loan-to-value ratio of up to 125% of the value of the home securing the loan. If a borrower defaults on a high loan-to-value home equity loan, our security interest will be subordinate to all senior lien balances. It is therefore likely that in the case of default, the collateral for the loan will not be sufficient to cover the principal amount of the loan. In addition, the market value of the properties securing these loans may decline, especially in an economic slowdown or recession. We do not intend to increase our exposure to high loan-to-value home equity loans.

Our home equity loans, including high loan-to-value home equity loans, totaled approximately $619.1 million, or 13.9% of our total gross loan and lease portfolio, as of June 30, 1999. At June 30, 1999, the average loan-to-value ratio of our high loan-to-value home equity loan portfolio was 115%. Because of this loan-to-value ratio, we rely principally on the creditworthiness of the borrower for repayment of our high loan-to-value home equity loans and receive interest on these loans at a rate which is higher than the interest rate we receive on single-family first mortgage loans.

Commercial Loans and Leases. Our commercial loans and leases, which are comprised primarily of asset-based loans, factoring and equipment leases, entail higher risk and are typically made on the value of the collateral provided by the borrower to secure the loan or lease. Most often, this collateral is accounts receivable, although at times we also rely upon collateral such as inventory or machinery. There is little additional credit support provided by the borrower for most of these loans and leases and the probability of repayment is based almost solely on the liquidation of the pledged collateral. As a result, in the case of loans and leases secured by accounts receivable, the availability of funds for the repayment of such loans and leases may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans and leases may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business. In addition, these loans and leases carry much higher rates of interest than those charged by traditional small business lenders, such as commercial banks, to compensate for the greater risk that our borrowers will be unable to repay their loans or leases. The higher interest rates charged on these loans and leases increase the risk that the borrower will be unable to repay the loan or lease. Commercial loans and leases were $178.9 million, including $54.1 million in asset-based commercial participation loans, or 4.0% of our total gross loan and lease portfolio, as of June 30, 1999.

Franchise Loans to Small and Medium-Sized Businesses. Loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower's ability to repay a loan or make payments on a lease. We purchased from FMAC approximately $514.7 million of loans to small and medium-sized businesses, primarily franchise operations, during the first six months of 1999. Franchise loans were $487.1 million, or 10.9% of our total gross loan and lease portfolio, at June 30, 1999. We anticipate that ultimately franchise loans and leases may comprise up to 30% of our total consolidated assets.

Unfavorable or worsened economic conditions or natural disasters in northern California could significantly increase the number of borrowers unable to timely repay their loans, and could result in a decline in the value of the properties securing our loans, which could have a material adverse effect on us.

Our current loan portfolio is concentrated in certain geographic regions, particularly northern California. The number of borrowers unable to repay their loans may be affected by changes in local economic and business conditions. Unfavorable or worsened economic conditions in northern California could significantly increase the number of borrowers unable to timely repay their loans, and could result in a decline in the value of the properties securing those loans, which could have a material adverse effect on us. In addition, the northern California area has been, and may in the future be, subject to earthquakes and we usually do not require our borrowers to maintain earthquake insurance on properties securing mortgage loans. Accordingly, earthquake damage to properties securing mortgage loans or to properties we own could have a material adverse effect on us.

Changes in interest rates could have a material adverse effect on our profitability.

Our ability to make a profit, like that of most financial institutions, substantially depends upon our net interest income, which is the difference between the interest income we earn on our interest-earning assets, such as loans, and the interest expense we pay on our interest-bearing liabilities, such as deposits. Certain assets and liabilities, however, may react in different degrees to changes in market interest rates. Further, interest rates on some types of assets and liabilities may fluctuate prior to changes in broader market interest rates, while rates on other types may lag behind. Additionally, some of our assets, such as adjustable rate mortgages, have features, including payment and rate caps, which restrict changes in their interest rates. As a result, our net interest margin would be adversely impacted by a rise in interest rates where actual rates on adjustable rate loans do not rise as rapidly as the cost of our funds.

Factors such as inflation, recession, unemployment, money supply, international disorders, instability in domestic and foreign financial markets, and other factors beyond our control may affect interest rates. Changes in market interest rates will also affect the level of voluntary prepayments on our loans and payments on our mortgage-backed securities resulting in the receipt of proceeds that may be reinvested at a lower rate than the loan or mortgage-backed security being prepaid. Although we pursue an asset-liability management strategy designed to control our risk from changes in market interest rates, changes in interest rates could still have a material adverse effect on our profitability.

The competition we face could adversely affect our profitability.

We face competition both in originating loans and leases and in attracting deposits. The competition we face could adversely affect our profitability. Competition in originating multi-family and commercial real estate mortgage loans comes primarily from savings institutions, commercial banks, mortgage bankers and insurance companies. We compete for these mortgage loans based on interest rates, types of products, loan fees charged and the quality of customer service that we provide to our borrowers. Competition in attracting deposits comes primarily from savings institutions, commercial banks, brokerage firms, mutual funds, credit unions and various types of investment companies. We also experience competition for our motor vehicle loan and leasing programs, primarily from large well-capitalized lending institutions and finance companies, as well as from financing provided directly by automobile manufacturers. Competition for factoring clients comes primarily from small local factors or factors specializing in a specific industry segment, such as trucking or personnel agencies. Competition for asset-based loans comes primarily from small, locally-based commercial finance companies, large national commercial finance companies and commercial banks. Competition for franchise loans comes primarily from commercial banks, thrift institutions, diversified finance companies, asset-based lenders, speciality franchise finance companies and real estate investment trusts, among others. Due to their size, some of our competitors may achieve economies of scale and, as a result, offer a broader range of products and services and lower pricing than we currently offer.

Changes in the regulatory structure or the statutes or regulations applicable to us could have a material impact on our operations.

We and our subsidiaries are subject to extensive regulation, supervision and examination by the Federal Reserve Board and the Office of the Comptroller of the Currency and by the Federal Deposit Insurance Corporation, which insures our deposits up to applicable limits. Regulatory authorities have extensive discretion in carrying out their supervisory and enforcement responsibilities, and regulations have been implemented which have increased capital requirements, increased insurance premiums and resulted in increased administrative, professional and compensation expenses.

Any change in the regulatory structure or the applicable statutes or regulations could have a material impact on our operations. Additional legislation and regulations may be enacted or adopted in the future which could significantly affect our powers, authority and operations, and our competitors which in turn could have a material adverse effect on our operations.

Any computer problems due to the Year 2000 issue could adversely affect our business.

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000 which, in turn, could result in system failures or miscalculations causing disruptions in our operations and the operations of our suppliers and customers. Any computer problems due to the Year 2000 issue could adversely affect our business.

The potential impact of the Year 2000 issue on the financial services industry could be material, as virtually every aspect of the industry and processing of transactions will be affected. Due to the size of the task facing the financial services industry and the interdependent nature of its transactions, we may be adversely affected by this problem, depending on whether we and the entities with which we do business address the issue successfully. The impact of the Year 2000 issue on us will depend not only on corrective actions that we take, but also on the way in which the Year 2000 issue is addressed by governmental agencies, businesses and other third parties that provide services or data to us, or receive services or data from us, or whose financial condition or operational capability is important to us.

We rely upon third-party software vendors and data processing service providers for the majority of our electronic data processing and do not operate any proprietary programs which are critical to our operations. Thus, our focus is to monitor the progress of our primary software and data processing service providers toward resolving the Year 2000 issue.

Failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect our results of operations, liquidity and financial condition. Due to the general uncertainty of the Year 2000 readiness of third-party suppliers and customers, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our results of operations, liquidity and financial condition. Our Year 2000 compliance program will reduce levels of uncertainty about the Year 2000 issue including questions as to the compliance and readiness of our material third-party providers. We believe that, with the implementation of new and/or upgraded business systems and completion of the Year 2000 compliance program, the possibility of significant interruptions of normal operations has been significantly reduced. For additional information regarding our Year 2000 compliance program, see "Where You Can Find More Information."

Risks Related to the Acquisition of FMAC

We may experience greater than expected difficulties in operating FMAC's businesses.

Our recent acquisition of FMAC involves the combination of two companies that have previously operated independently. We expect to realize increased revenues, together with other financial and operating benefits from the merger, but there can be no assurances as to when, or the extent to which, we will be able to realize these benefits. We may experience greater than expected difficulties in operating FMAC's businesses, which could have an adverse effect on our ability to realize the expected benefits of the acquisition.

There are many things that could go wrong and adversely affect our business and profitability after the acquisition. We cannot predict the full range of post-acquisition problems that may occur. Some possible difficulties include:

     o    diversion of management's attention;

     o    the failure to retain key personnel of FMAC;

     o    the failure to satisfactorily assimilate the business culture of FMAC;

     o increased competition in FMAC's businesses, including competition from competitors with more financial resources than we have; and

     o    risks associated with unanticipated events or liabilities.

We may not be permitted to own some assets or operate some businesses owned by FMAC for regulatory reasons. We may have to sell the assets or businesses on unfavorable terms or modify business operations in a way that will make them less profitable.

In connection with its approval of the FMAC acquisition, the Federal Reserve Board has required us, within the two years following the FMAC acquisition, to divest or conform to regulatory requirements FMAC's businesses and activities that are impermissible for us to engage in for regulatory purposes. The affected FMAC assets include equity interests in restaurant franchises. We cannot be sure that we will be able to sell these assets on favorable terms. In addition, in order to continue to engage in the insurance agency business we are required to modify FMAC's insurance agency operations, and these modifications could make those operations less profitable to us.

The Bankers Mutual division of FMAC participates in the Fannie Mae delegated underwriting and servicing program. Because of Bankers Mutual's current loss sharing arrangement with Fannie Mae, under federal banking regulations we will be required to hold capital against all loans sold under the program as if we owned 100% of these loans. We cannot be sure that we will successfully limit our potential liability under the Fannie Mae program or otherwise limit the additional capital requirements to which we would be subject. If we determine, for regulatory purposes or otherwise, that it is in our best interests to sell the Fannie Mae servicing portfolio, we cannot be sure that we will be able to do so on favorable terms.

FMAC is dependent on securitizations. Any impairment of FMAC's ability to complete securitizations could have a material adverse effect on our business.

FMAC has historically pooled and sold through securitization substantially all of the franchise loans which it originates, as well as many other loans. Upon consummation of the acquisition of FMAC, we retained a portion of FMAC's commercial franchise loans for our portfolio, and we intend to sell or securitize the remainder. Under FMAC's securitization structure, FMAC sells a pool of loans on a non-recourse basis to a single purpose trust, which then issues to investors securities collateralized by the loans. While FMAC's dependency on securitizations has been reduced now that FMAC is operating as one of our subsidiaries, any impairment in FMAC's ability to complete securitizations could have a material adverse effect on our business. Factors affecting FMAC's ability to complete securitizations of its loans include:

     o    conditions in the securities markets generally;

     o    conditions in the asset-backed securities markets specifically;

     o the performance of the securities issued in connection with FMAC's securitizations;

     o    the credit quality of FMAC's loans;

     o compliance of FMAC's loans with the eligibility requirements for a particular securitization;

     o    FMAC's ability to adequately service its loans; and

     o any material negative rating agency action pertaining to certificates issued in FMAC's securitizations.

The "gain on sale" from the sale of loans in securitizations has historically been the largest component of FMAC's revenues, and retained interests in loan securitizations are typically established as balance sheet assets in connection with securitizations, based in part upon estimates of future credit losses. FMAC has also retained subordinated securities issued in connection with its securitization program. We are currently attempting to sell these securities. If actual credit losses on securitized loans exceed the estimates made at the time of the securitizations, we could be required to record an expense to reduce the carrying value of the retained interests and securities classified as available-for-sale, if any, on our balance sheet. Any expense of this type could be material to our earnings if the credit performance of securitized loans deteriorates significantly. At June 30, 1999, the retained interests in loan securitizations held by FMAC totaled $28.9 million and securities classified as available-for-sale totaled $14.4 million.

In addition, the securitization market for FMAC's loans and leases is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets. To the extent FMAC makes loans and leases in new industry sectors or to different types of entities in existing industry sectors, there is a risk that these loans and leases will not be securitizable or will be securitizable only on terms unfavorable to FMAC.

We are currently considering a late 1999 or early 2000 whole loan sale or securitization of approximately $400-500 million in franchise and branded retail loans.

FMAC advances funds in connection with its securitization activities. If FMAC is unable to recover a significant amount of these advances, it could have a material adverse effect on our business, profitability and growth prospects.

In connection with its securitization activity, FMAC serviced approximately $3.0 billion in commercial franchise loans as of June 30, 1999. As the servicer, FMAC periodically advances funds, and is sometimes required to advance funds in accordance with its servicing agreements, to the trustees of the securitizations or directly to other parties, including the underlying franchisees/borrowers. The advances may be the result of cash flow shortfalls attributable to delinquent loan payments or the result of other factors. While FMAC is entitled in accordance with its servicing agreements to recover some of these advances prior to distributing payments to security holders, to the extent FMAC does not recover its advances, there could be a material adverse effect on our business, profitability and growth prospects. Under some circumstances, these advances are also recovered under work-out arrangements which may include loan modifications, sale of the underlying franchise, concessions from the franchisor, or restructuring of the securitization. In most instances, the work-out arrangements are developed with the cooperation of the franchisor. At June 30, 1999, FMAC had outstanding advances of approximately $13.1 million related to its securitizations.

FMAC recently completed a loan restructuring in connection with $5 million in funds it had previously advanced, as of June 30, 1999, on behalf of an operator that owns 130 Pizza Hut restaurants which secure loans included in a securitization pool. These loans were not originated by FMAC and the current operator was recruited by FMAC to replace the original borrower. The loan restructuring was necessary to enable the operator to continue to service these loans. The loan restructuring resulted in the loan originator and holders of securities from this securitization pool which were formerly affiliated with Imperial Credit Industries, Inc., the parent of selling stockholder FMAX Holdings, LLC, incurring losses as a result of a $13.0 million reduction in the operator's loan balance. FMAC's equity interest in the securitization had previously been written off and no additional write offs were necessary. As part of the loan restructuring, FMAC pledged an additional $4.0 million to the trust holding this loan in support of the ratings on the other securities issued from this securitization pool. We cannot assure you that FMAC will not incur any additional losses in connection with this loan. Before completion of the loan restructuring, a rating agency, Fitch IBCA, placed all classes of notes issued under the securitization that includes these loans on Rating Alert Negative. Fitch noted that its action was prompted by the negative performance of the loans that were not originated by FMAC, does not impact any other securitizations of FMAC and was in no way associated with FMAC in its function as servicer and/or special servicer under the securitization. Following the restructuring, Fitch downgraded the class D notes under the securitization from "B" to "CCC," and the class E notes from "CCC" to "CC."

Risks Related to an Investment in the Common Stock

The price of our common stock may decrease rapidly and prevent stockholders from selling their stock at a profit.

The market price of our common stock could decrease in price rapidly at any time and prevent stockholders from selling their shares at a profit. The market price of our common stock has fluctuated in recent years. Since January 1, 1998, the market price has ranged from a low of $12.50 per share to a high of $38.00 per share. Fluctuations may occur, among other reasons, in response to:

     o    operating results;

     o    announcements by competitors;

     o    regulatory changes;

     o    economic changes;

     o    general market conditions; and

     o    legislative changes.

The trading price of our common stock could continue to be subject to wide fluctuations in response to the factors set forth above and other factors, many of which are beyond our control. The stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. You should consider the likelihood of these market fluctuations before investing in our stock.

The sale of a substantial amount of our common stock after the FMAC merger could adversely affect the market price of our common stock.

Of the 13.9 million shares of our common stock that FMAC stockholders received in the merger, most may be sold immediately and without restriction. The sale of a substantial amount of our common stock after the merger could adversely affect the market price of our stock. It could also impair our ability to raise money through the sale of more stock or other forms of capital. In addition, the sale of authorized but unissued shares of our common stock after the merger could adversely affect its market price. There will be approximately 32.6 million shares of our common stock outstanding after the merger, excluding shares issuable upon the exercise of outstanding options. Our certificate of incorporation authorizes the issuance of up to 60 million shares of our common stock.

                           FORWARD-LOOKING INFORMATION

This prospectus and some of the documents incorporated by reference into this prospectus contain forward-looking statements which describe our future plans, strategies and expectations. All forward-looking statements are based on assumptions and involve risks and uncertainties, many of which are beyond our control and which may cause our actual results, performance or achievements to differ materially from the results, performance or achievements that we anticipate. Factors that might affect forward-looking statements include, among other things:

     o    the demand for our products;

     o    actions taken by our competitors;

     o    tax rate changes, new tax laws and revised tax law interpretations;

     o    adverse changes occurring in the securities markets;

     o inflation and changes in prevailing interest rates that reduce our margins or the fair value of the financial instruments we hold;

     o economic or business conditions, either nationally or in our market areas, that are worse than we expect;

     o    legislative or regulatory changes that adversely affect our business;

     o    our inability to identify suitable future acquisition candidates;

     o the timing, impact and other uncertainties of future acquisitions and our success or failure in the integration of the operations of acquired companies;

     o    the  ability  to  enter  into  new  geographic  and  product   markets
          successfully and capitalize on available growth opportunities;

     o technological changes, including the year 2000 issue, that are more difficult or expensive than we expect;

     o    increases in delinquencies and defaults by our borrowers;

     o    increases in our provision for losses on loans and leases;

     o increased costs or other difficulties relating to our acquisition of FMAC;

     o    inability to sustain or improve the performance of our subsidiaries;

     o   inability  to  achieve  the  financial  goals in our  strategic  plans,
         including  any  financial  goals  related  to  both   contemplated  and
         consummated acquisitions;

     o    the outcome of lawsuits or regulatory disputes;

     o    credit and other risks of lending,  leasing and investment activities;
          and

     o    inability to use the net operating loss carryforwards.

                                 USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares being offered by the selling stockholder. We estimate that the net proceeds to be received by us in the event the underwriters' over-allotment option is exercised in full will be $ million. We intend to use any such net proceeds for general corporate purposes. We may also use the net proceeds to acquire complementary businesses.

                           MARKET PRICES AND DIVIDENDS

Our common stock is traded on the New York Stock Exchange under the symbol "BVC." Prior to April 1, 1999, our common stock traded on the Nasdaq National Market under the symbol "BVCC." The following table sets forth, for the periods indicated, the high and low sale prices of our common stock.


                                                             Price Range
                                                      --------------------------

                                                          High            Low
1997
     First Quarter....................................  $28.63          $20.63
     Second Quarter...................................   26.75           22.63
     Third Quarter....................................   28.13           24.88
     Fourth Quarter...................................   36.25           27.69
1998
     First Quarter....................................   37.25           29.38
     Second Quarter...................................   38.00           29.50
     Third Quarter....................................   31.75           17.00
     Fourth Quarter...................................   21.69           12.50
1999
     First Quarter....................................   21.06           17.44
     Second Quarter...................................   20.50           16.25
     Third Quarter....................................   20.56           12.50
     Fourth Quarter (through ____________, 1999)......   _____            ____

On ____________, 1999, the last reported sale price per share of our common stock on the New York Stock Exchange was $_____. As of _________, 1999, there were _____ holders of record of our common stock.

We expect to declare regularly scheduled dividends consistent with our recent historical practices. The declaration of any dividends and the amount of any dividends, however, will depend on a number of factors, including our financial condition, regulatory capital requirements, funds from operations, future business prospects and such other factors as our board of directors may deem relevant. We are a holding company and our ability to pay cash dividends is dependent on our ability to receive cash dividends, advances and other payments from our subsidiaries.

The indenture relating to our outstanding subordinated notes places limits on our ability to make "restricted payments," such as payment of cash dividends, repurchases of common stock or the redemption of other securities for cash. The indenture originally did not permit us to make restricted payments unless, among other things, we were "well-capitalized" for bank holding company regulatory purposes and unless the Bank was "well-capitalized" under federal banking laws and regulations. On October 30, 1998, we entered into a first supplemental indenture with the trustee under the indenture, revising the "well-capitalized" standard to "adequately-capitalized" for the holding company only. We entered into the first supplemental indenture with the trustee after receipt and review by the trustee's counsel of the opinion of Silver, Freedman & Taff, L.L.P. that the amendment of the restricted payments covenant was permitted without subordinated noteholder consent because it was not adverse in any material respect to the interests of the subordinated noteholders. Silver Freedman also opined that no continuing default as a result of our having repurchased stock during October 1998 existed under the indenture, as amended.

If the subordinated noteholders were to challenge successfully our actions and the actions of the trustee in revising our capital standard for restricted payments, common stock dividends or other restricted payments made at a time when we were not well-capitalized would be a breach of the indenture. In any such circumstance, we could seek the necessary permission from the subordinated noteholders to resume payment of common stock dividends. If the permission of the subordinated noteholders was not obtained, a court could enjoin the payment of dividends on the common stock.

                                 CAPITALIZATION

The  following  table  sets  forth  our  consolidated   capitalization  and  our
regulatory capital ratios as of June 30, 1999:

     o    without adjustment;

     o as adjusted to give effect to Bay View Bank's sale of the subordinated notes and the distribution of the net proceeds from Bay View Bank to us in the form of a permanent reduction in capital; and

     o as also adjusted for the acquisition of FMAC on a pro forma basis as if the acquisition had occurred as of June 30, 1999.

This information should be read in conjunction with the historical financial statements and related notes of Bay View and FMAC incorporated into this prospectus by reference. We have assumed that the underwriters' over-allotment option is not exercised.


                                                            At June 30, 1999
                                                        ------------------------
                                                                    As Adjusted
                                                                        for
                                                                     the Notes
                                                                      Offering
                                                                      and the
                                                         Without    Acquisition
                                                        Adjustment    of FMAC
                                                       ----------- -------------
                                                           (In Thousands)
Deposits............................................   $3,346,875   $3,346,875
                                                       ==========   ==========

Borrowings:
 Advances from FHLB of San Francisco................    1,900,400    1,585,400
 Securities sold under agreements to repurchase.....       51,205       51,205
 Subordinated notes.................................       99,469      149,469
 Other borrowings...................................        4,190      500,225
                                                      -----------   ----------
    Total borrowings................................   $2,055,264   $2,286,299
                                                       ==========   ==========

Guaranteed Preferred Beneficial Interests in
  Bay View's Junior Subordinated Debentures.........  $    90,000   $   90,000
                                                      ===========   ==========

Stockholders' Equity:
 Common stock ($.01 par value)......................          204          343
 Additional paid-in capital.........................      251,321      484,990
 Retained earnings (substantially restricted).......      166,539      166,539
 Treasury stock, at cost............................      (33,538)     (33,538)
 Unrealized loss on securities available-for-sale,
   net of tax.......................................         (213)        (213)
 Debt of Employee Stock Ownership Plan..............       (3,259)      (3,259)
                                                      -----------   ----------
 Total stockholders' equity.........................  $   381,054    $ 614,862
                                                      ===========   ==========

Our Regulatory Capital Ratios:
 Tier 1 Leverage....................................        5.76%        6.47%
 Tier 1 risk-based..................................         7.37         7.20
 Total risk-based(1)................................        10.82        11.04
-----------------------

(1) The subordinated notes are structured to qualify as Tier 2 capital, which is included in the calculation of total risk-based capital ratio.

              UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

The following unaudited pro forma condensed combined financial data is based on the historical financial statements of Bay View and FMAC and has been prepared to illustrate the effect of the merger with FMAC and the August 1999 issuance of $50 million in subordinated notes by Bay View Bank.

The unaudited pro forma condensed combined statement of financial condition is as of June 30, 1999. The unaudited pro forma condensed combined statements of income for the year ended December 31, 1998 and for the six-month period ended June 30, 1999 assume that both the merger and the issuance of the subordinated notes occurred as of January 1, 1998.

The unaudited pro forma condensed combined financial data should be read in conjunction with the historical financial statements and accompanying disclosures contained in our second quarter 1999 Form 10-Q and 1998 Form 10-K/A and FMAC's second quarter 1999 Form 10-Q and 1998 Form 10-K/A, which are incorporated into this prospectus by reference.

The merger was accounted for under the purchase method of accounting. Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. Goodwill is generated to the extent that the merger consideration, including certain acquisition and closing costs, exceeds the fair value of net assets acquired. Based on the information currently available, the merger initially generated approximately $177 million in goodwill, excluding the $22.5 million remaining potential obligation under the "earn-out" agreement entered into between FMAC and Bankers Mutual in connection with FMAC's 1998 acquisition of Bankers Mutual. We estimate that this goodwill will be amortized on a straight-line basis over 15 years.

The actual goodwill arising from the merger was based on the merger consideration, including certain acquisition and closing costs, and fair values of assets and liabilities on the date the merger was consummated. No assurance can be given that the final goodwill amount arising from the merger or the goodwill amortization period will not be more or less than the amount or period currently contemplated in the unaudited pro forma condensed combined financial data.

We incurred underwriting and other costs in connection with issuing the subordinated notes which were capitalized, and post-combination integration expenses as a result of combining with FMAC which were expensed and which were not reflected in the unaudited pro forma condensed combined financial data.

The unaudited pro forma condensed combined financial data is based on a number of assumptions, estimates and uncertainties including, but not limited to, estimates of the fair values of assets acquired and liabilities assumed, the number of FMAC common shares outstanding immediately prior to the merger consummation and estimated acquisition and closing costs. The unaudited pro forma condensed combined financial data assumes the issuance of approximately
13.9 million of our common shares to effect the merger.

As a result of these assumptions, estimates and uncertainties, the accompanying unaudited pro forma condensed combined financial data does not purport to describe the actual financial condition or results of operations that would have been achieved had the merger and the issuance of subordinated notes in fact occurred on the dates indicated, nor does it purport to predict our future financial condition or results of operations.


                                      UNAUDITED PRO FORMA CONDENSED COMBINED
                                         STATEMENT OF FINANCIAL CONDITION
                                                   JUNE 30, 1999
                                                  (In Thousands)


                                                                           Pro Forma Adjustments                   Pro Forma
                                                     Bay View      FMAC    Debit      Credit     Total             Bay View
                                                  ---------------------------------------------------------------------------
Assets:
Cash and cash equivalents.......................       89,392    $ 21,496 $ 50,000   $ 53,260   $  (3,260)  (1)  $   107,628
Securities available-for-sale:
  Investment securities.........................        4,828      14,388  135,000                135,000   (2)      154,216
  Mortgage-backed securities....................       11,766          --                              --             11,766
Securities held-to-maturity:
  Investment securities.........................           --          --                              --                 --
  Mortgage-backed securities....................      602,379          --                              --            602,379
Loans and leases held-for-sale..................      514,394     352,496             450,000    (450,000)  (2)      416,890
Loans and leases held-for-investment, net of
  allowance for losses..........................    3,959,193     138,776                                          4,097,969
Investment in operating leased assets, net......      338,845          --                              --            338,845
Investment in stock of the FHLB of San
  Francisco.....................................       95,770          --                              --             95,770
Investment in stock of the Federal Reserve
  Bank..........................................       13,110          --                              --             13,110
Real estate owned, net..........................        1,548          --                              --              1,548
Premises and equipment, net.....................       22,906       6,632                              --             29,538
Intangible assets...............................      128,572      48,735  177,253     48,735     128,518   (3)      305,825
Other assets....................................      120,625     100,691   22,000                 22,000   (4)      243,316
                                                   ----------   ---------                       ---------        -----------
Total assets....................................   $5,903,328    $683,214                       $(167,742)        $6,418,800
                                                   ==========    ========                       =========         ==========

Liabilities and Stockholders' Equity:
Liabilities
  Deposits......................................    3,346,875          --                              --          3,346,875
  Advances from the FHLB of San
    Francisco...................................    1,900,400          --  315,000               (315,000)  (2)    1,585,400
  Securities sold under agreements to
    repurchase..................................       51,205          --                                             51,205
  Subordinated notes, net.......................       99,469          --              50,000      50,000   (5)      149,469
  Senior debentures.............................           --          --                              --                 --
  Other borrowings..............................        4,190     496,035                              --            500,225
  Other liabilities.............................       30,135      42,429               9,097       9,097   (6)       81,661
                                                   ----------   ---------                       ---------        -----------
Total liabilities...............................    5,432,274     538,464                        (255,903)         5,714,835
Capital securities..............................       90,000          --                              --             90,000
Minority interest in subsidiary.................           --        (897)                             --               (897)
Stockholders' equity............................      381,054     145,647  145,647    233,808      88,161   (7)      614,862
                                                   ----------   ---------                       ---------        -----------
Total liabilities and stockholders' equity......   $5,903,328    $683,214                       $(167,742)        $6,418,800
                                                   ==========    ========                       =========         ==========

See accompanying notes to unaudited pro forma condensed combined financial data.



                                        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                                       YEAR ENDED DECEMBER 31, 1998
                                                 (In Thousands, Except Per Share Amounts)

                                                                               Pro Forma Adjustments
                                                                             ----------------------------------  Pro Forma
                                                       Bay View      FMAC     Debit  Credit    Total             Bay View
                                                     ----------------------------------------------------------------------
Interest income.....................................   $406,363    $55,439  $31,950  $7,425  $(24,525)  (8)      $437,277
Interest expense....................................    251,762     38,320    5,250  16,065   (10,815)  (9)       279,267
                                                      ---------   --------                   --------           ---------
Net interest income.................................    154,601     17,119                    (13,710)            158,010
Provision for losses on loans and leases............      9,114      2,644                        ---              11,758
                                                      ---------   --------                   --------           ---------
Net interest income after provision for losses......    145,487     14,475                    (13,710)            146,252
Noninterest income..................................     31,072     50,458                        ---              81,530
Noninterest expense:
  General and administrative expenses...............    113,567     48,900                        ---             162,467
  Other noninterest expense.........................      7,686        ---                        ---               7,686
  Amortization of intangible assets.................     11,372      2,222   11,817   2,222     9,595  (10)        23,189
                                                      ---------   --------                   --------          ----------
Total noninterest expense...........................    132,625     51,122                      9,595             193,342
                                                      ---------   --------                   --------           ---------
Income before income tax expense and minority
interest in subsidiary..............................     43,934     13,811                    (23,305)             34,440
Minority interest in subsidiary.....................        ---         (8)                       ---                  (8)
Income tax expense..................................     21,215      5,528            5,669    (5,669) (11)        21,074
                                                      ---------   --------                   --------          ----------
Net income..........................................  $  22,719   $  8,291                   $(17,636) (12)     $  13,374
                                                      =========   ========                   ========           =========
Basic earnings per share ...........................      $1.13      $0.29                             (12)         $0.39
                                                          =====      =====                                          =====
Diluted earnings per share..........................      $1.12      $0.29                             (12)         $0.39
                                                          =====      =====                                          =====
Weighted-average basic shares outstanding...........     20,035     28,716                                         33,904
                                                      =========   ========                                     ==========
Weighted-average diluted shares outstanding.........     20,335     28,976                                         34,204
                                                      =========   ========                                     ==========

See accompanying notes to unaudited pro forma condensed combined financial data.



                                        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                                      SIX MONTHS ENDED JUNE 30, 1999
                                                 (In Thousands, Except Per Share Amounts)



                                                                                      Pro Forma Adjustments
                                                                               ------------------------------        Pro Forma
                                                        Bay View      FMAC       Debit    Credit    Total             Bay View
                                                     --------------------------------------------------------------------------

Interest income.....................................       $202,737     $19,255  $15,975   $3,713  $(12,262)   (8)    $209,730
Interest expense....................................        119,208      12,468    2,625    8,033    (5,408)   (9)     126,268
                                                          ---------    --------                   ---------          ---------
Net interest income.................................         83,529       6,787                      (6,854)            83,462
Provision for losses on loans and leases............         12,111      10,209                         --              22,320
                                                          ---------    --------                   ---------          ---------
Net interest income after provision for losses......         71,418      (3,422)                     (6,854)            61,142
Noninterest income..................................         34,082      33,429                          --             67,511
Noninterest expense:
  General and administrative expenses...............         52,035      29,452                          --             81,487
  Other noninterest expense.........................         20,065          --                          --             20,065
  Amortization of intangible assets.................          5,787       1,637    5,908    1,637     4,271   (10)      11,695
                                                          ---------    --------                   ---------          ---------
    Total noninterest expense.......................         77,887      31,089                       4,271            113,247
                                                          ---------    --------                   ---------          ---------
Income before income tax expense and
  minority interest in subsidiary...................         27,613      (1,082)                    (11,125)            15,406
Minority interest in subsidiary.....................             --        (889)                         --               (889)
Income tax expense (benefit)........................         12,944         (77)            2,834    (2,834)  (11)      10,033
                                                          ---------    --------                   ---------          ---------
Net income (loss)...................................      $  14,669    $   (116)                  $  (8,291)  (12)   $   6,262
                                                          =========    ========                   =========          =========

Basic earnings per share ...........................    $      0.77   $    0.00                               (12) $      0.19
                                                          =========    ========                                      =========
Diluted earnings per share..........................    $      0.77   $    0.00                               (12) $      0.19
                                                          =========    ========                                      =========

Weighted-average basic shares outstanding...........         18,953      28,757                                         32,822
                                                          =========    ========                                      =========
Weighted-average diluted shares outstanding.........         19,103      28,757                                         32,972
                                                          =========    ========                                      =========


See accompanying notes to unaudited pro forma condensed combined financial data.

                 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                                 FINANCIAL DATA

1. Pro forma adjustments reflect the $50 million in cash proceeds generated from the issuance of subordinated notes by Bay View Bank and the cash portion of the merger consideration of approximately $53 million. The $53 million adjustment also includes payments for certain acquisition and other closing costs.

2. Pro forma adjustment reflects the July 1999 sale of a portion of Bay View Bank's loan portfolio in connection with the restructuring of Bay View Bank's balance sheet in contemplation of the FMAC acquisition. This sale reduced the level of risk-weighted assets and generated additional excess regulatory capital at Bay View Bank that was upstreamed to Bay View (See also Note 5). A portion of the $450 million in proceeds was used to pay down Federal Home Loan Bank advances and the remainder was invested in short-term investments.

3. Pro forma adjustment reflects the excess of the merger consideration, including certain acquisition and closing costs, over the estimated fair value of net assets acquired (i.e., goodwill), which was initially estimated at approximately $177 million, excluding the $22.5 million remaining potential obligation under the "earn-out" agreement entered into between FMAC and Bankers Mutual in connection with FMAC's 1998 acquisition of Bankers Mutual, net of FMAC's pre-acquisition goodwill eliminated as of June 30, 1999.

4. Pro forma adjustment reflects the $22 million estimated fair value of non-mortgage servicing assets relating to FMAC's $2.2 billion franchise loan servicing portfolio, excluding FMAC loans purchased by Bay View Bank.

5. Pro forma adjustments reflect the issuance of $50 million in subordinated notes by Bay View Bank. The proceeds from the subordinated notes issuance, along with currently available excess capital at Bay View Bank, were upstreamed to us in the form of a permanent reduction in capital to fund both a portion of the FMAC acquisition price and for general corporate purposes. After the acquisition, we contributed substantially all of the assets and liabilities of FMAC to subsidiaries of Bay View Bank.

6. Pro forma adjustment reflects the deferred taxes relating to the purchase accounting adjustments.

7. Pro forma adjustment reflects the issuance of our common stock to the stockholders of FMAC, net of FMAC's pre-acquisition stockholders' equity eliminated as of June 30, 1999.

8. Pro forma adjustment reflects the reduction in interest income from the sale of a portion of Bay View Bank's loan portfolio, partially offset by the interest income generated from the reinvestment of a portion of the proceeds in short-term investments.

9. Pro forma adjustment reflects the reduction in interest expense from the pay down of Federal Home Loan Bank advances partially offset by the interest and other costs associated with the issuance of $50 million in subordinated notes by Bay View Bank (all-in cost of approximately 10.5%).

10. Pro forma adjustment reflects the amortization associated with the $177 million in goodwill estimated to be generated from the merger, excluding the $22.5 million remaining potential obligation under the "earn-out" agreement entered into between FMAC and Bankers Mutual in connection with FMAC's 1998 acquisition of Bankers Mutual, net of the amortization associated with FMAC's pre-acquisition goodwill written off as of June 30, 1999. The goodwill is assumed to be amortized on a straight-line basis over 15 years.

11. Pro forma adjustment reflects the income tax benefit associated with the pro forma adjustments.

12. The pro forma net income and earnings per share amounts reflected herein do not purport to be indicative of the actual results that would have been achieved had the merger and the issuance of subordinated notes in fact occurred on the dates indicated, nor do they purport to be indicative of future results of operations. We incurred post-combination integration costs as a result of the merger with FMAC which were not reflected in the pro forma information. FMAC's historical results for the year ended December 31, 1998 included $34.0 million in hedge losses incurred primarily during the third and fourth quarters of 1998.

                                   MANAGEMENT

The following table sets forth information regarding our directors and principal executive officers. Approximately one-third of our directors are elected annually. Directors are elected to serve for a three-year period or until their respective successors have been elected and qualified. All executive officers serve at the discretion of the board of directors. Except where noted, positions listed are those held with Bay View Capital Corporation.

                                                                                              Director
                                                                                                 or
                                                                                              Officer
Name                               Age(1)     Positions Held With Bay View                    Since(2)
--------------------------------------------- --------------------------------------------- -------------
John R. McKean                       69       Chairman of the Board                             1984
Paula R. Collins                     49       Director                                          1993
Thomas M. Foster                     57       Director                                          1993
Robert M. Greber                     61       Director                                          1996
Wayne L. Knyal                       52       Director                                          1999
George H. Krauss                     57       Director                                          1998
Stephen T. McLin                     52       Director                                          1998
Edward H. Sondker                    51       Director, President and Chief Executive           1995
                                              Officer
W. Blake Winchell                    46       Director                                          1996
Richard E. Arnold                    58       Executive Vice President and Director             1997
                                              of Sales and Banking Administration
James A. Badame, Jr.                 56       President, Bay View Acceptance                    1998
                                              Corporation
John N. Buckley                      41       Executive Vice President and                      1994
                                              Chief Credit Administrator
Kevin T. Burke                       41       Treasurer                                         1999
Matthew L. Carpenter                 39       President and Chief Executive Officer,            1997
                                              Bay View Commercial Finance Group
Robert J. Flax                       50       Executive Vice President, General                 1985
                                              Counsel and Secretary
David A. Heaberlin                   49       Executive Vice President and Chief                1995
                                              Financial Officer
Scott H. Ray                         34       Senior Vice President and Controller              1998
Ronald L. Reed                       52       Executive Vice President, Director of             1997
                                              MIS and Loan Servicing
Douglas J. Wallis                    48       Executive Vice President, General                 1999
                                              Counsel and Secretary, Bay View Bank
Carolyn Williams-Goldman             37       Executive Vice President and                      1996
                                              Director of Administration
--------------------------

(1)  As of June 30, 1999.
(2)  Includes service with Bay View Bank.

The business experience of each of the directors and executive officers is as follows:

John R.  McKean.  Mr.  McKean  has served as  Chairman  of the Board of Bay View
Capital Corporation and Bay View Bank since January 1994. Mr. McKean is the President of John R. McKean & Co. (CPAs), San Francisco, California.

Paula R. Collins. Ms. Collins is Chief Executive Officer of The WDG Companies, San Francisco, California, a real estate development firm she founded in 1982, and Chief Executive Officer of WDG Ventures, Inc., a subsidiary of The WDG Companies.

Thomas M. Foster. Mr. Foster is an independent financial consultant with over 20 years of banking and financial experience. Mr. Foster was the President of Aircraft Technical Publishers, Brisbane, California, an aircraft maintenance library services company, from February 1989 until August 1992.

Robert M.  Greber.  Mr.  Greber  is  Chairman  of the Board and Chief  Executive
Officer of the Pacific Exchange. Mr. Greber is also a director of Sonic Solutions, Inc., Novato, California.

Wayne L. Knyal. Mr. Knyal is President and Chief Executive Officer of Bay View Franchise Mortgage Acceptance Company, which became a subsidiary of Bay View Bank following our acquisition of FMAC. Mr. Knyal was President, Chief Executive Officer, a director and founder of FMAC. Prior to founding FMAC's predecessor in 1991, Mr. Knyal founded and owned CBI Insurance Services, Inc. and concurrently served as President of CBI Mortgage Company, a residential mortgage banker. From 1968 to 1980, Mr. Knyal was an Executive Vice President of Krupp/Taylor Advertising and served clients in the fast food industry. Mr. Knyal is a Director of New Riders, Inc., a restaurant company.

George H. Krauss. Mr. Krauss is an attorney and serves as of counsel to Kutak Rock, a national law firm headquartered in Omaha, Nebraska. Mr. Krauss has practiced law with Kutak Rock since 1972 and served as managing partner of the firm from 1983 to 1993. In 1996, Mr. Krauss became an independent business consultant to America First Companies. Mr. Krauss also serves as a director of Gateway 2000, Inc., a computer manufacturing firm, and of America First Mortgage Investments, Inc.

Stephen T. McLin. Mr. McLin has been President and Chief Executive Officer of America First Financial Corporation, San Francisco, California, since 1987. America First offers merger and acquisition advice to the financial services industry. Prior to joining America First, Mr. McLin was Executive Vice President of BankAmerica Corporation and Bank of America NT&SA. Mr. McLin also serves as a director of Charles Schwab & Co., Inc.

Edward H. Sondker. Mr. Sondker has served as President and Chief Executive Officer of Bay View Capital Corporation and Chief Executive Officer of Bay View Bank since August 1995. Mr. Sondker became Chairman of the Board of Bay View Bank in July 1999. Prior to becoming Chairman, Mr. Sondker also served as President of Bay View Bank since August 1995. Prior to joining Bay View, he was President and Chief Executive Officer of Independence One Bank of California from October 1990 until June 1995. Mr. Sondker is a director of Sunstone Hotel Investors, Inc., San Clemente, California.

W. Blake Winchell. Mr. Winchell is Managing Director of Fremont Ventures, LLC, a venture investment group. In 1996, Mr. Winchell served as Chief Executive Officer of Kleer-Vu Industries and prior thereto he was a General Partner of the Channel Investment Group.

Richard E. Arnold. Mr. Arnold, Executive Vice President, has served as Director of Sales and Banking Administration since 1997. Prior to joining Bay View, he served as an Executive Vice President of First Interstate Bank and was responsible for all branch banking activities in northern California. Prior to joining First Interstate Bank in 1990, he held executive and management positions at Security Pacific Bank in a career that spanned over 30 years.

James A. Badame, Jr. Mr. Badame has served as President of Bay View Acceptance Corporation since 1998. Prior to joining Bay View Acceptance Corporation, he served as Director of Operations for Triad Financial Corporation. He has over 25 years of experience in the indirect automobile financing business during which time he has held management and executive positions with Bank of America and Marine Midland Banks. Mr. Badame has also held sales, business and general management positions in the retail automobile industry.

John N. Buckley. Mr. Buckley, Executive Vice President, has served as Chief Credit Administrator since 1995 and Manager of Credit Administration and Asset Management since 1994. He joined us in September 1993. Previously, he served at Bank of America in various capacities from 1985 to 1993. His last position was Vice President and Regional Credit Administrator for the Real Estate Industries Division at Bank of America.

Kevin T. Burke. Mr. Burke became our Treasurer following our acquisition of FMAC. Mr. Burke served as Executive Vice President, Capital Markets, of FMAC from March 1997 until our acquisition of FMAC. Mr. Burke served as a consultant for Koll Real Estate from November 1996 to February 1997. Mr. Burke was a Managing Director at McNeil Capital from July 1996 to November 1996 and the Director of Treasury Operations at ICN Pharmaceuticals, Inc. from July 1995 to June 1996. From September 1994 to June 1995, Mr. Burke was a Vice President at Merrill Lynch. From August 1993 to September 1994, Mr. Burke was a Senior Vice President at O'Connor & Company, an investment banking firm.

Matthew L. Carpenter. Mr. Carpenter has served as President and Chief Executive Officer of Bay View Commercial Finance Group since January 1999. Prior to becoming President and Chief Executive Officer, Mr. Carpenter served as Chief Operating Officer of Bay View Commercial Finance Group from the time of its acquisition by Bay View on March 17, 1997. Prior to the acquisition, Mr.
Carpenter served as Chief Financial Officer of Concord Growth Corporation, the predecessor of Bay View Commercial Finance Group, from 1991 until March 17, 1997, and as President of EXXE Data Corporation, the holding company of Concord Growth Corporation, from 1993 until March 17, 1997.

Robert J. Flax. Mr. Flax, Executive Vice President, has served us in various capacities since joining us in 1980, including as Bay View Bank's General Counsel from 1985 to 1999 and as General Counsel and Corporate Secretary of Bay View Capital Corporation since its formation in 1989. Before joining us, he was a trial attorney in private practice in San Francisco from 1976 to 1980.

David A. Heaberlin. Mr. Heaberlin, Executive Vice President, has served as Chief Financial Officer of Bay View Capital Corporation since 1995 and as Chief Operating Officer of Bay View Bank since 1997. Mr. Heaberlin became President of Bay View Bank in July 1999. Prior to joining Bay View, he served as Senior Vice President and Chief Financial Officer for First California/Mortgage Service America. During 1993 and 1994, he was Executive Vice President and Treasurer of ITT Residential Capital Corporation. Prior to his service with ITT, he was a financial executive for various entities including Bowery Bank, Exchange National Bank of Chicago, Financial Corporation of Santa Barbara, and Numerica Financial. He has over 20 years experience in commercial banking, savings banks and the financial services industry. Mr. Heaberlin is a Certified Public Accountant.

Scott H. Ray. Mr. Ray, Senior Vice President, has served as Controller of Bay View Capital Corporation and as Chief Financial Officer of Bay View Bank since 1998. Previously, he served as Executive Vice President and Chief Financial Officer for Silicon Valley Bancshares. Mr. Ray is a Certified Public Accountant and has 14 years of professional experience in both public accounting and private industry, including 12 years affiliated with the financial services industry.

Ronald L. Reed. Mr. Reed, Executive Vice President, has served as Director of Management Information Systems and Loan Servicing of Bay View Capital
Corporation and Bay View Bank since 1997. Previously, he served as Chief Information Officer for Weyerhaeuser and WMC Mortgage Corporation. He has over 30 years of corporate management, information technology and servicing experience, including senior management positions with Technology Management Corporation, American Savings Bank and Home Savings of America/HF Ahmanson.

Douglas J. Wallis. Mr. Wallis, Executive Vice President, joined us in 1999 as General Counsel and Corporate Secretary of Bay View Bank. Previously, he served as a director of Hawthorne Financial Corporation. From 1985 through 1997, Mr. Wallis held various executive positions at California Federal Bank, FSB, his last position being Executive Vice President, General Counsel and Corporate Secretary. He is a member of the State Bars of California and Missouri.

Carolyn Williams-Goldman. Ms. Williams-Goldman, Executive Vice President, has served as Director of Administration of Bay View Capital Corporation and Bay
View Bank since 1998 and Director of Human Resources of Bay View Capital Corporation and Bay View Bank since 1995. She joined us as Associate Counsel in 1994. Previously, she served as Vice President and Counsel at First Nationwide Bank in San Francisco. Prior to her service with First Nationwide Bank, she was an Associate in the Business Law and Banking Practice Groups of Winthrop, Stimson, Putnam & Roberts. She is a member of the State Bars of California and New York.

                               SELLING STOCKHOLDER

The table below sets forth certain information about the selling stockholder, FMAX Holdings, LLC, and its beneficial ownership of shares of our common stock. Except as specified below, neither the selling stockholder nor any of its affiliates hold any positions or offices, or had any other material relationships with us, or any of our predecessors or affiliates, during the past three years.



                                     Shares
                               Beneficially Owned                      Shares
                                  Prior to the                      Beneficially
                                    Offering                            Owned
                           -----------------------  Shares to be     After the
                             Number    Percentage       Sold        the Offering
                           ---------- ------------ ------------- ---------------

FMAX Holdings, LLC          5,008,463    15.26%      5,008,463          None
23350 Hawthorne Boulevard
Building 1, Suite 240
Torrance, California 90505

All of the shares that may be sold by the selling stockholder pursuant to this offering were issued by us in connection with our acquisition of FMAC. FMAX Holdings is a subsidiary of Imperial Credit Industries, Inc.

The shares are being registered by us pursuant to an election and registration agreement with the selling stockholder. Under the terms of that agreement, we have agreed to pay the fees and expenses incurred in connection with the registration, except that we will not pay any underwriting discount and fees and disbursements of third parties incurred directly by the selling stockholder attributable to the sale of its shares.

                                  UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, which is filed as an exhibit to the registration statement relating to this prospectus, the underwriters of the offering named below have severally agreed to purchase, and the selling stockholder has agreed to sell to the underwriters, the number of shares of common stock set forth opposite the name of each underwriter.


                       Underwriters                          Number of Shares of
                                                                 Common Stock
Lehman Brothers Inc........................................
Dain Rauscher Wessels, a division of
 Dain Rauscher Incorporated................................
PaineWebber Incorporated...................................
U.S. Bancorp Piper Jaffray Inc.............................
Total......................................................        5,008,463

The underwriting agreement provides that the obligations of the several underwriters to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase pursuant to the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us and the selling stockholder to the underwriters are true, that there is no material change in the financial markets and that we and the selling stockholder deliver to the underwriters customary closing documents.

The underwriters have advised us that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at such public offering price less a selling concession not in excess of $0. per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $0. per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option to purchase up to an aggregate of 751,270 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriter's initial commitment as indicated in the preceding table, and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.


                                      No Exercise             Full Exercise
Per Share...........................   $                       $
Total...............................   $                       $

The selling stockholder will pay all underwriting discounts and commissions if the underwriters' option is not exercised. We will pay all underwriting discounts and commissions related to any shares of common stock purchased under the underwriters' option.

We  estimate  that our share of the total  expenses of the  offering,  excluding underwriting discounts and commissions, will be approximately $________. We estimate that the selling stockholder's share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $_________.

We and our directors, executive officers, and certain stockholders, holding an aggregate of ____ million shares of common stock have agreed not to offer to sell, sell or otherwise dispose of, directly or indirectly, any shares of common stock during the 90-day period following the date of the prospectus without the prior written consent of Lehman Brothers, except that we may issue, and grant options to purchase, shares of common stock under our option plans.

The  common  stock is listed on the New York  Stock  Exchange  under the  symbol
"BVC."

We and the selling stockholder have agreed to indemnify the underwriters against liabilities related to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, they may reduce that short position by purchasing common stock in the open market. The underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option.

The underwriters also may impose a penalty bid on underwriters and selling group members. This means that if the underwriters purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

Neither we, the selling stockholder nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholder nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Any offers in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which a sale is made.

Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

Certain of the underwriters and their affiliates have from time to time provided, may currently be providing and may in the future provide, investment banking, financial advisory and other services to us for which such underwriters receive customary fees and commissions.

                                  LEGAL MATTERS

Certain legal matters, including the legality of the shares of common stock being offered hereby, will be passed upon for Bay View by Silver, Freedman &
Taff, L.L.P., Washington, D.C. Certain legal matters related to this offering will be passed upon for the underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                                     EXPERTS

The consolidated financial statements of Bay View as of December 31, 1998, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Bay View as of December 31, 1997, and for the years ended December 31, 1997 and 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated January 26, 1998, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of FMAC as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

We file, and before its acquisition by us FMAC filed, annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC filings are available to the public over the Internet at the SEC's web site at http//www.sec.gov. You may also read and copy any document filed with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We "incorporate by reference" into this prospectus the information we file and FMAC filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after initial filing of the registration statement that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 to register the shares of common stock discussed in this document. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the registration statement and the exhibits thereto. Such additional information may be inspected and copied as set forth above.

All of the documents filed with the SEC by Bay View (File No. 001-14879) and FMAC (File No. 000-23283) pursuant to the Securities Exchange Act of 1934 since the end of its fiscal year ended December 31, 1998 through the termination of this offering are incorporated by reference in this document. These documents include the following:

     o Bay View's Annual Report on Form 10-K for the year ended December 31, 1998, as amended on Form 10-K/A filed with the SEC on July 13, 1999.

     o Bay View's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, as amended on Form 10-Q/A filed with the SEC on July 13, 1999.

     o Bay View's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.

     o Bay View's Current Reports on Form 8-K filed March 12, March 19, 1999, July 22, 1999 and August 27, 1999.

     o FMAC's Annual Report on Form 10-K for the year ended December 31, 1998, as amended on Form 10-K/A filed with the SEC on April 22, 1999.

     o    FMAC's  Quarterly  Report on Form 10-Q for the quarter ended March 31,
          1999.

     o    FMAC's  Quarterly  Report on Form 10-Q for the quarter  ended June 30,
          1999.

     o FMAC's Current Reports on Form 8-K filed March 12, 1999 and August 27, 1999.

This document also incorporates by reference the description of our common stock and the associated rights under our stockholder protection rights agreement set forth under "Description of Capital Stock-Common Stock," "Section 203 of the Delaware Law" and "Certain Provisions of the Amended and Restated Certificate of Incorporation and Bylaws" contained in our prospectus dated October 19, 1998, filed pursuant to Rule 424(b) of the Securities Act together with a prospectus supplement on December 16, 1998, and incorporated in our registration statement on Form 8-A dated March 3, 1999.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Bay View Capital Corporation
1840 Gateway Drive
San Mateo, California  94404
Attention: Robert J. Flax
(650) 312-7200

                                5,008,463 Shares


                                [GRAPHIC OMITTED]


                                  Common Stock













                                   PROSPECTUS
                                  _______, 1999




                                 LEHMAN BROTHERS

                              DAIN RAUSCHER WESSELS
                    a division of Dain Rauscher Incorporated

                            PAINEWEBBER INCORPORATED

                           U.S. BANCORP PIPER JAFFRAY

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.


                                                              Amount to be Paid
                                                            --------------------

SEC Registration fee...........................................   $  22,770
Blue sky fees and expenses.....................................       5,000
Printing expenses..............................................     100,000
Postage and distribution.......................................      50,000
Legal fees and expenses........................................     195,000
Accounting fees and expenses...................................      95,000
Transfer agent and registrar fees..............................       5,500
Miscellaneous..................................................      50,000
                                                                  ---------
         TOTAL.................................................    $523,270
                                                                   ========

     Bay View will bear all of the foregoing fees and expenses.

Item 15.  Indemnification of Directors and Officers

     Section 9 of Bay View's Restated Certificate of Incorporation provides for indemnification of any director or officer of Bay View against any and all expense, liability and loss (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred or suffered by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to the fullest extent authorized by Delaware law, subject to certain limitations set forth in the Restated Certificate of Incorporation. Section 9 also authorizes Bay View to purchase insurance on behalf of directors and officers against liabilities incurred in their capacities as such.

     Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation's board of directors to grant indemnity under certain circumstances to directors and officers, when made, or threatened to be made, parties to certain proceedings by reason of such status with the corporation, against judgments, fines, settlements and expenses, including attorneys' fees. In addition, under certain circumstances such persons may be indemnified against expenses actually and reasonably incurred in defense of a proceeding by or on behalf of the corporation. Similarly, the corporation, under certain circumstances, is authorized to indemnify directors and officers of other corporations or enterprises who are serving as such at the request of the corporation, when such persons are made, or threatened to be made, parties to certain proceedings by reason of such status, against judgments, fines, settlements and expenses, including attorneys' fees; and under certain circumstances, such persons may be indemnified against expenses actually and reasonably incurred in connection with the defense or settlement of a proceeding by or in the name of such other corporation or enterprise.

     Indemnification is permitted where such person acted in good faith, and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

     Unless ordered by a court, indemnification may be made only following a determination that such indemnification is permissible because the person being indemnified has met the requisite standard of conduct. Such determination may be made (i) by the corporation's board of directors by a majority vote of directors not at the time parties to such proceeding, even if less than a quorum; or (ii) by a committee of such directors designated by majority vote of such directors, even if less than a quorum; or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (iv) by the stockholders.

     Section 145 also permits expenses incurred by directors and officers in defending a proceeding to be paid by the corporation in advance of the final disposition of such proceedings upon the receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against such expenses.

     Under a directors' and officers' liability insurance policy, directors and officers of Bay View are insured against certain liabilities, including certain liabilities under the Securities Act of 1933.

Item 16.  Exhibits

     The exhibits listed on the accompanying Index to Exhibits are filed as part of this Registration Statement.

Item 17.  Undertakings

(a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in paragraph (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby understands that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Mateo, State of California, on October 14, 1999.

                                    BAY VIEW CAPITAL CORPORATION



                                    By:* /s/ Edward H. Sondker
                                         ---------------------------------------
                                          Edward H. Sondker
                                          President and Chief Executive Officer


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.



* /s/ Edward H. Sondker                              Date:   October 14, 1999
--------------------------------------------              -------------------
Edward H. Sondker
President, Chief Executive Officer
  and Director
(Principal Executive Officer)
                                                     Date:   October 14, 1999
* David A. Heaberlin
David A. Heaberlin
Executive Vice President and Chief Financial
   Officer
(Principal Financial Officer)

* /s/ Scott H. Ray                                   Date:   October 14, 1999
--------------------------------------------              -------------------
Scott H. Ray
Senior Vice President and Controller
(Principal Accounting Officer)


                                                     Date:
John R. McKean, Director


                                                     Date:
Stephen T. McLin, Director


* /s/ W. Blake Winchell                              Date:   October 14, 1999
--------------------------------------------              -------------------
W. Blake Winchell, Director

* /s/ Robert M. Greber                                Date:   October 14, 1999
--------------------------------------------               -------------------
Robert M. Greber, Director


* /s/ Paula R. Collins                                Date:   October 14, 1999
--------------------------------------------               -------------------
Paula R. Collins, Director


                                                      Date:
Thomas M. Foster, Director


* /s/ George H. Krauss                                Date:   October 14, 1999
--------------------------------------------               -------------------
George H. Krauss, Director



By * /s/ Robert J. Flax
      Robert J. Flax
      Attorney-in-fact

Robert J. Flax, by signing his name hereto, does sign this document on behalf of the persons noted above, pursuant to a power of attorney duly executed by such persons and previously filed.

                                INDEX TO EXHIBITS

     The following exhibits are filed in connection with the Registration Statement of Bay View Capital Corporation (the "Company") on Form S-3, pursuant to the requirements of Item 601 of Regulation S-K:


   Exhibit
    Number                                                  Description
    ------                                                 ------------


     1    Form of Underwriting Agreement*

     4.1 Restated Certificate of Incorporation of the Company, together with Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to the Company's Registration Statement on Form S-3 filed on June 20, 1997 (No. 333-29757))

     4.2  By-Laws of the Company

     4.3 Stockholder Protection Rights Agreement (the "Rights Agreement") dated as of July 31, 1990 between the Company and ChaseMellon Shareholder Services, L.L.C., as successor rights agent (incorporated by reference to the Company's Registration Statement on Form 8 filed on March 9, 1993 (Amendment No. 2 to the Company's Registration Statement on Form 8-A filed on August 6, 1990 (File No. 0-17901)))

     4.4 First Amendment to the Rights Agreement dated February 26, 1993 (incorporated by reference to the Company's Registration Statement on Form 8 filed on March 9, 1993 (Amendment No. 2 to the Company's Registration Statement on Form 8-A filed on August 6, 1990 (File No. 0-17901)))

     4.5 Second Amendment to the Rights Agreement dated October 10, 1997 (incorporated by reference to the Company's Registration Statement on Form 8-A12G/A filed on October 15, 1997 (Amendment No. 3 to the Company's Registration Statement on Form 8-A filed on August 6, 1990 (File No. 0-17901)))

     4.6 Third Amendment to the Rights Agreement (incorporated by reference to the Company's Registration Statement on Form 8-A12G/A filed on September 29, 1998 (Amendment No. 4 to the Company's Registration Statement on Form 8-A filed on August 6, 1990 (File No. 0-17901)))

     4.7 Form of Rights Certificate and Election to Exercise pursuant to Rights Agreement (incorporated by reference to the Company's Registration
          Statement on Form 8 filed on March 9, 1993 (Amendment No. 2 to the Company's Registration Statement on Form 8-A filed on August 6, 1990 (File No. 0-17901)))

     4.8  Specimen form of common stock  certificate of the Company

     5    Opinion of Silver,  Freedman & Taff,  L.L.P.

     23.1 Consent of KPMG LLP with  respect to the Company

     23.2 Consent of KPMG LLP with respect to Franchise Mortgage Acceptance Company

     23.3 Consent of Deloitte & Touche LLP

     23.4 Consent of Silver,  Freedman & Taff, L.L.P. (included in Exhibit 5)

     24   Power of attorney (included on signature page)**

------------------
*    To be filed by amendment.
**   Previously filed